THE ENLIGHTENED GOURMET, INC.

1028 Boulevard, Suite 319

West Hartford, Connecticut 06119

(203) 230-9930 eFax (203) 651-1000

www.absolutelyfreefoods.com

January 19, 2006

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC  20549

Gentlemen:

This is to acknowledge that:

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The Enlightened Gourmet, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its Form 10-SB filing with the Securities and Exchange Commission (the “Commission”);

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The Commission staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with regard to the Form 10-SB; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE ENLIGHTENED GOURMET, INC.

By: S/ALEXANDER L. BOZZI, III, PRESIDENT

       Alexander L. Bozzi, III, President